599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

212-848-4307
646-848-4307 (Fax)

WRITER’S EMAIL ADDRESS:
esther.chiang@shearman.com

June 28, 2013

Via EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”)
(File Nos. 333-189054 and 811-21190)

Dear Ms. Browning:

This letter responds to comments that you provided on June 28, 2013 to the Company’s Registration Statement filed on June 3, 2013 on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).  Based on your comments, we filed a pre-effective amendment to the Registration Statement (the “Pre-Effective Amendment”) today.  On behalf of the Company, we also hereby request that, pursuant to section 8(c) of the Securities Act of 1933, the Registration Statement, as amended by the Pre-Effective Amendment, become effective as soon as possible.

Below, I identify the comments provided and offer our response.  Our response are organized in the order that the text relevant to the comments appears within the Registration Statement.1

1.
COMMENT:  In the summary section, under the heading “Investment Objective and Investment Program,” the disclosure, in explaining the Company’s investment strategies, indicates that “[t]his opportunistic, theme-based approach will establish the focus of the Fund’s investments, which is expected to change overtime based on the Adviser’s research and market sentiment.” (Emphasis added.) In your response letter, please acknowledge that the Company is aware of its obligation to amend its prospectus should material changes with respect to the disclosure contained therein arise (e.g., material changes to the Company’s investment strategies, risks, and/or fees).

RESPONSE:  We hereby acknowledge that the Company is aware of its obligations to amend its prospectus, should material changes with respect to the disclosure contained therein arise (e.g., material changes to the Company’s investment strategies, risks, and/or fees).

2.
COMMENT:  The disclosure includes phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. For example, in the “Special Investment Instruments and Techniques” section, under the heading “Types of Investments and Related Risks,” the disclosure states that this “Prospectus contains extensive disclosures relating to the risks and opportunities presented by various types of derivative instruments, including but not limited to futures, swaps, and options.” (Emphasis added.) Please change the term “including” to the phrase “consisting of” and summarize all the principal investments of the Company.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statement.

RESPONSE:  In response to your comment, we have changed the text of the disclosure in the “Special Investment Instruments and Techniques” section, under the heading “Types of Investments and Related Risks” to the following:

“Prospectus contains extensive disclosures relating to the risks and opportunities presented by various types of derivative instruments, consisting of futures, swaps, and options.”

We confirm that it is the Company’s view that the disclosure in the Pre-Effective Amendment appropriately summarizes all the principal investments of the Company.

The Company acknowledges that should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Registration Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Prospectus.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4307 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

   /s/ Esther T. Chiang

   Esther T. Chiang

cc:	A. Marie Noble (Chief Compliance Office of the Company and General Counsel of the Adviser)
Christopher Hutt (Vice President of the Company and the Adviser)
Nathan Greene (S&S)
Paul Schreiber (S&S)